Exhibit 99

Additional Beneficial Owners

Name	Title of Securities Beneficially Owned	Amount of Securities Beneficially owned	Ownership Form	Nature of Indirect Ownership
Richard A. Rappaport 1900 Avenue of the Stars Suite 310 Los Angeles, CA 90067	Common Stock, par value $0.0001 per share	14,192,780	I	As Chief Executive Officer of WestPark Capital Financial Services, LLC (“WestPark”), Mr. Rappaport, beneficially owns the 7,096,390 shares of Common Stock and the Warrant held of record by WestPark.